FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 9, 2005.
2.	Press release dated February 14, 2005.
3.	Press release dated February 14, 2005.
4.	Press release dated February 22, 2005.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 28, 2005
ARM HOLDINGS PLC

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM JTEK SOFTWARE LICENSED BY SIEMENS FOR NEXT-GENERATION
FEATURE PHONES

ARM Java acceleration software delivers high Java performance with Jazelle technology

CAMBRIDGE, UK – Feb. 9, 2005 – ARM, [(LSE: ARM); (Nasdaq: ARMHY)], today announced that Siemens has licensed the ARM® Jazelle® Technology Enabling Kit (JTEK™) software for deployment in its next-generation ARM Powered® feature phones.

Device manufacturers and service providers are increasingly using Java technology as a low cost means to quickly deploy new applications, such as complex games and mobile push services. ARM Jazelle technology enables execution of Java byte code in hardware offering the capability to run these new and demanding applications much faster, with limited power and cost penalties. Acceleration of Java technology, as part of the core architecture, requires no additional ROM/RAM, yet provides increased efficiency in power. This means consumers can use mobile devices to run Java applications for longer without sacrificing performance or responsiveness.

“Complexity in mobile Java applications is increasing rapidly, putting great strain on consumer devices. JTEK software enables the smooth running of these applications without sacrificing battery life or start-up time,” said Chris Porthouse, Execution Environments product manager, ARM. “The exponential growth in JTEK technology-enabled handsets is set to continue and this will help strengthen our current position.”

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered and Jazelle are registered trademarks of ARM Limited. JTEK is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Haran Ramachandran
Text 100
+44 208 996 4164
londonarm@text100.co.uk

Item 2

SEQUANS COLLABORATES WITH ARM TO INTEGRATE HIGH-
PERFORMANCE PROCESSORS INTO NEXT-GENERATION WIMAX
TECHNOLOGY

This new license for a full range of ARM technologies will enable SEQUANS to launch its WiMAX solutions in SEQUANS while reducing the cost to the device manufacturers

PARIS, FRANCE AND CAMBRIDGE, UK – Feb. 14, 2005 – SEQUANS Communications, a WiMAX semiconductor company, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced at the 3GSM World Congress, Cannes, France, that SEQUANS is collaborating with ARM to integrate the ARM® ARM926EJ-S™ processor into its infrastructure and subscriber range of WiMAX chip sets. SEQUANS’ first ARM license, which includes a full range of ARM processor technologies, will enable it to launch its WiMAX solutions in 2005, while reducing the cost to the device manufacturers.

The ARM926EJ-S processor offers small code size through use of Thumb® technology and high performance through advanced microarchitecture. Small code size leads directly to smaller caches and Tightly Coupled Memories (TCMs) which results in smaller die size and a reduced bill of materials during the fabrication process. This cost saving can be passed on to WiMAX original equipment manufacturers (OEMs), and in turn, help lower the price for WiMAX subscribers.

In addition to the ARM926EJ-S processor, SEQUANS have also licensed the AMBA™ Design Kit (ADK™) solution and the VFP9-S™ vector floating-point coprocessor. The ADK toolkit enables decrease design time and the VFP9-S coprocessor maintains the clock speed of the ARM926EJ-S processor during heavy data packet throughput. This ARM technology will be integrated into the design cycle of both SEQUANS’ primary product groups: The WiNetPRO-BS; the baseband system-on-chip (SoC) solution for WiMAX base stations and the WiNetPRO-SS; the baseband SoC solution for WiMAX subscriber stations.

“With the WiMAX market already shaping up to be fiercely competitive we are keen to streamline our route to market and our offering as much as possible. The low power consumption and die size made the decision to go with ARM easy,” said Georges Karam, chief executive officer, SEQUANS Communications. “Working with ARM, we are confident that both our subscriber and infrastructure solutions will get to market to hit the massive WiMAX surge in 2006.”

“With more than 80 per cent market share of the mobile sector, ARM have the expertise in signal processing and power efficiency to drive the design expectations in the WiMAX market,” said Oliver Gunasekara, global director of Wireless, ARM. “What the WiFi and WiMAX industry is learning is that its strongest play is price. We have been enabling the mobile industry to drive down costs for years and will be focusing our expertise on the 802.16 market to streamline the design cycle. Consumers will subscribe because the technology is inexpensive and service providers can up-sell services to increase profit – everyone wins.”

To find out more, visit the ARM stand number K13, Hall 4, at the 3GSM World Congress in Cannes, February 14-17 2005.

About Sequans

SEQUANS Communications is a fabless semiconductor company created by a team of seasoned experts to become the leading supplier of silicon and software for Broadband Wireless Access. By providing integrated PHY and MAC solutions that seamlessly fit into system vendors' designs, SEQUANS greatly lowers cost of ownership of base stations and subscriber stations. SEQUANS delivers a standards-based solution, compliant with the requirements of the WiMAX Forum™. It also incorporates additional features for increased coverage and mobility, thus lowering deployment costs and enabling fixed, nomadic/portable and mobile applications. For more information about SEQUANS Communications, please visit www.sequans.com.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Thumb are registered trademarks of ARM Limited. ARM926EJ-S, AMBA, ADK, ETM9 and VFP9-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley
Text 100
+44 208 996 4143
londonarm@text100.co.uk

Item 3

NDS ANNOUNCES AVAILABILITY OF MOBILE DRM APPLICATION BASED ON
ARM TRUSTZONE TECHNOLOGY

NDS implements the first OMAv2 DRM solution leveraging the ARM TrustZone software
API which together delivers interoperable security and reduced porting costs

BRUSSELS, BELGIUM AND CAMBRIDGE, UK – Feb. 14, 2005 – NDS Group plc (Nasdaq/Euronext Brussels:NNDS), a leading supplier of conditional access systems and mobile Digital Rights Management (DRM) solutions, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced at the 3GSM World Congress, Cannes, the availability of the industry’s first Open Mobile Alliance (OMA) v2 compliant DRM solution based on the ARM® TrustZone™ software API. The TrustZone software API provides a common framework for secure application developers, reducing porting costs and enabling greater compatibility across multiple platforms.

By integrating the NDS mVideoGuard™ mobile DRM technology, mobile operators, service and content providers can protect their content property rights while ensuring high quality downloaded content continues to drive revenue and profits. The ARM TrustZone technology, which includes software co-developed with Trusted Logic, is specifically targeted at securing consumer products such as mobile phones, PDAs, set-top boxes and other systems running open Operating Systems (OS), such as Symbian OS, Linux and Windows CE. It ensures reliable implementation of security critical applications and services such as network virus protection, VPNs and DRM. The TrustZone software API provides application developers, OEMs and service providers a robust and open security framework based on ARM TrustZone technology that facilitates interoperability and enables them to leverage their software investment in multiple market areas.

“Strong content protection technology enables high-quality content rights to be secured and ensure that the use of such content will drive new revenues and profits,” said Joseph Deutsch, director of business development, NDS. “By building our mobile DRM solution on ARM TrustZone technology, we can decrease porting costs and time-to-market, thus, enabling operators to offer the rich mobile media content that consumers are demanding now.”

“DRM was the hot application that we had in mind when Trusted Logic and ARM took the decision to develop the software security framework on top of the TrustZone hardware platform,” said Dominique Bolignano, CEO, Trusted Logic. “By successfully using the TrustZone software API to implement a DRM solution, NDS has demonstrated that TrustZone technology meets ISV and user expectations.”

“The combination of ARM TrustZone technology-enabled processors and TrustZone software provides the basis for a highly robust security system, with minimal impact to the core power consumption, performance or area. Together with NDS, by using the TrustZone API we can help deliver highly secure and successful digital products based on ARM TrustZone technology-enabled processors,” said Lance Howarth, director, Embedded Software, ARM. “ARM invests 35 per cent of revenue in R&D and this is reflected in the innovative digital solutions we enable organizations to deliver to market.”

Availability

The TrustZone software will be available for licensing from ARM in Q2 2005. The TrustZone software implements the TrustZone software API which has been defined together with leading security stakeholders. Partners are invited to join in the further development of the API under the TrustZone software API Specification Participation Agreement. The Specification will be available as a free, public and open standard for the promotion of interoperable security standards.

About NDS

NDS Group plc (Nasdaq/Euronext Brussels: NNDS) is a leading supplier of open end-to-end digital pay TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices. See www.nds.com for more information about NDS.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. TrustZone is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley
Text 100
+44 208 996 4143
londonarm@text100.co.uk

Item 3

SMIT LICENSES ARM7TDMI PROCESSOR FOR
INTEROPERABLE CONDITIONAL ACCESS MODULE CARDS

Interoperable CAM card offers consumers greater HDTV and set top box choice

SHENZHEN, CHINA AND CAMBRIGE, UK – Feb. 22, 2005 – Shenzhen State Micro Technology Co., Ltd. (SMIT), a leading Chinese Conditional Access Module (CAM) card developer, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], today announced SMIT has licensed the popular ARM7TDMI® processor. Through the ARM® Foundry Program, SMIT will develop hardware agnostic ARM Powered® CAM (Conditional Access Module) cards, giving consumers greater choice of HDTV and digital set-top box products.

Traditionally, HDTV and digital set-top boxes have required a device specific CAM card. SMIT has developed an interoperable PCMCIA CAM card and DVB-C cable digital TV chip, enabling hardware vendors to concentrate on device functionality and performance, and operators to focus on market expansion and service delivery.

“ARM delivers the world’s most popular processor architecture for embedded system design,” said Mr. Chang-hua Zhu, executive vice president of SMIT. “As the major developer of CAM cards in China, we believe the popular ARM7TDMI processor will provide us with a strong competitive advantage for delivering our new CAM solutions targeting HDTVs and set-top boxes.”

“The ARM7TDMI processor is the ideal choice for engineers developing solutions for the consumer electronics market that require low power and high performance at a low cost,” said Dr. Jun Tan, president of ARM China. “In addition to the value gained from licensing the technology, SMIT will also benefit from the ARM Connected Community, which will enable them to significantly reduce their time-to-market.”

The first SMIT product based on the ARM7TDMI processor will be available in the first quarter of 2006.

About SMIT

Shenzhen State Micro Technology Co., Ltd (SMIT) is a high-tech company that focuses on digital TV area. As a primary member of China Detached STB and Card Standardization Organization, SMIT develops, manufactures and sells products such as CAM cards, of which the company holds independent Intellectual Properties. With supports from Ministry of Information Industry and other industrial supervising divisions, SMIT is the only local provider of PCMCIA CAM cards in China market. SMIT’s PCMCIA CAM cards have been authorized by DTVIA, Irdeto, Novel-Tongfang and Compunicate. SMIT is working closely with many famous international and local chip developers and consumer electronics manufactories to extend its product line of CAM cards, value-added extension cards and integrated technical solutions. The company’s purpose is to meet the demand of enjoying the high quality digital TV programs raised by millions of Chinese customers and the increasing global cable, satellite and antenna digital TV markets. More information on SMIT is available at http://www.smit.com.cn.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, ARM Powered and ARM7TDMI are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley
Text 100
+44 208 996 4143
londonarm@text100.co.uk